

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

October 1, 2018

<u>Via E-mail</u>
Ryan Dalton
Chief Financial Officer
Parsley Energy, Inc.
303 Colorado Street, Suite 3000
Austin, Texas 78701

  **Re: Parsley Energy, Inc.
   Form 10-K for Fiscal Year Ended December 31, 2017
   Filed February 28, 2018
   File No. 001-36463**

Dear Mr. Dalton:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Brad Skinner for

        Ethan Horowitz
        Accounting Branch Chief
        Office of Natural Resources